

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Haitham Khouri
Chief Executive Officer and Director
Perimeter Solutions, SA
12E rue Guillaume Kroll, L-1882 Luxembourg
Grand Duchy of Luxembourg
352 2668 62-1

> **Re: Perimeter Solutions, SA**
> **Registration Statement on Form S-1**
> **Filed November 5, 2021**
> **File No. 333-260798**

Dear Mr. Khouri:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Flora Perez, Esq.